SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

For the month of July of 2008

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
P.O. Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

FOR IMMEDIATE RELEASE

BLADEX ANNOUNCES QUARTERLY DIVIDEND PAYMENT
FOR SECOND QUARTER 2008

Panama City, Republic of Panama, July 16, 2008 - Banco Latinoamericano de Exportaciones, S.A. (Bladex) (NYSE: BLX), announced today their quarterly cash dividend of $0.22 per share, corresponding to the second quarter of 2008.

The cash dividend was approved by the Board of Directors on July 15, 2008 and is payable on July 31, 2008 to the Bank’s stockholders as of record July 21, 2008.

As of June 30, 2008, Bladex had 36,370,851.79 common shares outstanding of all classes.

Bladex is a supranational bank originally established by the Central Banks of Latin America and Caribbean countries to promote trade finance in the Region. Based in Panama, its shareholders include central and state-owned entities in 23 countries of the Region, as well as Latin American and international commercial banks, and institutional and retail investors.

For further information, please access our website on the Internet at www.bladex.com or contact:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama, Republic of Panama
Attention: Mr. Jaime Celorio, Senior Vice President & Chief Financial Officer
Tel.: (507) 210-8563, E-mail: jcelorio@bladex.com
-or-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
New York, NY 10005
Attention: Ms. Melanie Carpenter or Mr. Peter Majeski
Tel.: (212) 406-3690, E-mail: bladex@i-advize.com

COMUNICADO DE PRENSA

BLADEX ANUNCIA PAGO DE DIVIDENDO
DEL SEGUNDO TRIMESTRE 2008

Panamá, República de Panamá, 16 de julio de 2008 - Banco Latinoamericano de Exportaciones, S. A. (Bladex) (Bolsa de Valores de Nueva York: BLX) informa el pago del dividendo en efectivo trimestral de US$0.22 por acción común correspondiente al segundo trimestre de 2008.

El dividendo en efectivo fue aprobado por su Junta Directiva el 15 de julio de 2008, y será pagado el 31 de julio de 2008 a los accionistas comunes registrados del Banco al 21 de julio de 2008.

Al 30 de junio de 2008, Bladex tenía 36,370,851.79 acciones comunes en circulación.

Bladex es un banco supranacional originalmente establecido por los Bancos Centrales de los países de América Latina y el Caribe (la “Región”) para promover el financiamiento de comercio exterior en la Región. Establecido en Panamá, sus accionistas incluyen bancos centrales y comerciales en 23 países de la Región, así como bancos internacionales e inversionistas privados.

Para mayor información, favor accesar HTwww.bladex.comTH o contactar:

Bladex, Casa Matriz, Calle 50 y Aquilino de la Guardia, Panamá, Rep. de Panamá
Atención: Sr. Jaime Celorio, Primer Vicepresidente - Finanzas
Tel.: (507) 210-8563, Dirección electrónica de Internet: Hjcelorio@bladex.comT
-o-
i-advize Corporate Communications, Inc., 82 Wall Street, Suite 805,
Nueva York, NY 10005
Atención: Melanie Carpenter o Peter Majeski
Tel.: (212) 406-3690, Dirección electrónica de Internet: bladex@i-advize.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

July 17, 2008
Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager